First Quarter 2020 Investor Presentation March 2020 Filed by Apergy Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Apergy Corporation Commission File No.: 001-38441 This filing relates to a proposed business combination involving Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Forward-Looking Statements This investor presentation, and the related discussions, includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Non-GAAP Measures This investor presentation, and the related discussions, contains certain non-GAAP financial measures, which should be considered only as supplemental to, and not as superior to financial measures prepared in accordance with generally accepted accounting principles (“GAAP”). Please refer to the Appendix of this investor presentation for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP and definitions and calculation methodologies of defined terms used in this investor presentation. For additional information about our non-GAAP financial measures, see our filings with the SEC. This investor presentation is not an offer to sell or the solicitation of an offer to buy any securities of Apergy, nor will there be any sales of securities of Apergy in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Important Additional Info and No Offer or Solicitation Important Information About the Transaction between Apergy, ChampionX, and Ecolab Inc. and Where to Find It In connection with our proposed merger with ChampionX, the upstream energy business of Ecolab Inc. (“Ecolab”), Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC and ChampionX Holding Inc. has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. Investors and securityholders are urged to read the registrations statements/prospectuses and preliminary proxy statement and any further amendments when they become available as well as any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab, Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381 or by e-mailing david.skipper@apergy.com. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Apergy Overview Leading onshore-focused equipment and digital technology provider to the upstream oil and gas industry Most trusted brands recognized for quality, performance and customer service Highly engineered products, innovative technologies and digital solutions Focused strategy and operating philosophy leveraging a customer-centric business model Strong financial results – sustained profitability and free cash flow through business cycles Experienced and motivated team focused on collaborative approach to solving customer problems WE ARE APERGY… Unlocking energy to drive value for our customers, employees and shareholders

Apergy Leads Oilfield Products Segment in Customer Satisfaction #1 Total Satisfaction #1 Horizontal & Directional Wells #1 Performance & Reliability #1 Artificial Lift #1 Shale-oriented Applications #1 High Pressure High Temperature Applications Results based on independent survey of more than 1,700 qualified respondents Source: EnergyPoint Research #1 Digital Oilfield #1 Onshore Applications #1 Engineering & Design

Creates Differentiated Portfolio of Production Focused Equipment and Chemical Solutions for Enhanced Customer Productivity Attractive Through-Cycle Financial Profile with High Recurring Revenue, Strong Returns and Substantial Free Cash Flow Generation Expanded and Diversified Global Customer Base Supports Growth and Stability Through-the-Cycle Combines Two Highly Complementary Leaders with Established Operational Excellence and Attractive End Markets Compelling Long-Term Value Creation to Shareholders through Expected Cost Synergies and Accelerated Revenue Growth Opportunities Global Presence Across Key International Regions, with Exposure to Onshore and Offshore Production, Creates Scale and Diversification Merger with ChampionX Creates Global Leader in Production-Optimization Solutions Integration planning underway Increasing conviction in power of the combination Great cultural fit Confidence in cost synergies ($75 million run rate) Excitement about new growth opportunities across highly complementary portfolios Expect for transaction to be completed at end of second quarter 2020 Positive reactions from customers to the merger

Complementary Leaders in Production Technologies & Services Production-Focused Leading provider of highly engineered equipment and technologies throughout the lifecycle of a well Global leader in onsite, technology driven, sustainable chemistry programs throughout the lifecycle of a well Heritage & Brands 60+ year heritage with the most trusted brands 90 year heritage through Nalco and Champion Customer Base Broad base of over 2,000 customers globally Intimate relationships with blue chip E&P operators and international and national oil companies Geographic Reach Strength in North America Global presence in over 55 countries Culture Relentless customer focus and culture of safety and continuous improvement Uncompromising focus on safety and customers “Top Box” Through-the-Cycle Performance Strong financial performance through-the-cycle, solid cash generation, and disciplined capital allocation Strong financial performance through-the-cycle, with solid cash generation, low capital intensity, and high recurring revenue

ChampionX is a Global Leader in Onsite, Technology-Driven, Sustainable Chemistry Programs and Services

Key Financial Metrics (2019E)	
Revenue	**~$2.3bn**
Adjusted EBITDA	**~$350m**
Adjusted EBITDA Margin	**~15%**

Geography[1]


APAC
LatAm
U.S.
Europe
7%
4%
12%
Canada
13%
49%
15%
Middle East & Africa

Product Line[1]


Specialty Performance
19%
81%
Oilfield Performance

Key Markets and Offerings Overview

Specialty Performance (19%)	Oilfield Performance (81%)			
Conventional & Shale	Onshore	Offshore	Deepwater	EOR, Oilsands, Midstream

Specialty Performance (19%)

- **Drilling & completion**
- **Acidizing**
- **Cementing**
- **Hydraulic fracturing**

Well Drilling & Completion Chemistries

Oilfield Performance (81%)

- **Production Maximization –** Solutions for emulsions, foaming, viscosity reduction
- **Asset Integrity –** Solutions for corrosion, microbial control, hydrogen sulfide control
- **Flow Assurance –** Solutions for scale, hydrates, asphaltene and paraffin control
- **Water Management –** Solutions for water clarification and treatment

Production-Related Solutions and Services Delivered Through the Well Life Cycle

[1] Represents % of revenue for Full Year 2018.

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ChampionX Has a Leading Position in the Global Oilfield Chemicals Segment Source: Kimberlite International Oilfield Research and company estimates. ChampionX benefits from top 3 leadership positions across key categories: Corrosion management and control Scale management and control Bacteria management and control Oil and water separation Wax and asphaltene management and control Water shut off and control H2S management and control Hydrate management and control Automated chemical control and reporting Estimated Global Production Chemicals Market Share

Strategic Rationale Differentiated Portfolio of Complementary Products and Services with Well-Known Brands Creates a Global Leader in Production-Optimization Solutions Global Presence with Balanced Portfolio Across Regions and Production Types Broad & Diverse Global Customer Base Enhances Cross-Selling Opportunities Platform to Deliver Production Optimization Solutions and Accelerate Digital Adoption in the Oilfield Compelling Value Creation Through Expected Synergies and Strong Financial Profile + 1 4 2 3 5 6

2 Creates a Global Leader in Production-Optimization Solutions

Production Products and Solutions Revenue[1]



~80% of Combined Company Revenue from
Production-Related Products and Solutions
APY
PAT²
CX
OFP²
Baker Hughes
Pro Forma
Combined
Company
Schlumberger
Weatherford
HALLIBURTON
Drilling
~20%
Production
~80%

Large, Growing and Relatively Stable Revenue Base

[1] Reflect 2019 revenue based on Spears estimates for Artificial Lift and Specialty Chemicals as of October 2019; Apergy and Ecolab Upstream revenue based on management estimates.
[2] APY PAT: Apergy Production & Automation Technologies; CX OFP: ChampionX Oilfield Performance.

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High Exposure to Production Supports Relatively Stable and Recurring Revenue Through-The-Cycle 1 Represents % of pro forma revenue for Full Year 2018. Cumulative Revenue per Well Drilling & Completions 4 - 6 Weeks Production 20+ Years Drilling Technologies Specialty Performance Production & Automation Technologies Oilfield Performance ~20%1 ~80%1 Life of Well 2

~80% APY PAT2 CX OFP2 1Source: Kimberlite International Oilfield Research. 2 Society of Petroleum Engineers whitepaper: Enhance Mean Time to Failure by Automating and Optimizing Continuous Chemical Injection in Moderate-Severe Corrosive Oil Field Well Applications. Artificial Lift & Production Chemicals on a Single Platform to Enhance Customer Productivity 2 The Combined Company Will Have the Ability to Provide the Best Artificial Lift, Production Chemical and Digital Solution for Customers Production Chemicals Reduce Artificial Lift Failures and Increase Equipment Run-life Creating Value for Customers Artificial Lift Failures That Can Be Addressed by Production Chemicals1 Case Study Results: Combining Rod Lift with Production Chemicals2 (Rod pump lifetime in days)

Broad & Diverse Global Customer Base Enhances Cross-Selling Opportunities 3 IOCs Independents NOCs Oilfield Service Long-standing relationships with diverse, blue-chip customers Increases weighting towards IOCs, NOCs, and large independents Combination results in significant cross-selling opportunities from combined customer base

Global Presence with Balanced Portfolio Across Regions and Production Types 4 Pro Forma Geography1 Pro Forma Onshore / Offshore Mix1 Substantial Recurring Revenue Base with Balanced Exposure to Global Onshore and Offshore Markets 59% 11% 9% 11% 6% 3% 1% United States: 59% International: 41% 1 Represents % of revenue for Full Year 2018. 50% 30% 20% International Land

Platform to Deliver Production Optimization Solutions and Accelerate Digital Adoption in the Oilfield 5 Chemical Solutions Fluid and Chemical Injection Optimization Controlled dosing of chemicals for well optimization and performance Scalable dosing solution for different lift types Optimal gas injection software for higher yield Artificial Lift & Drilling Production Optimization and Monitoring Continuous reservoir monitoring Smart edge devices for the well site Field level optimization algorithms Remote monitoring and control Asset Integrity Management Predictive Failure Analysis of Production Equipment Services to periodically review well performance Continuous equipment health monitoring through AI models AI models deployed in the cloud for prescriptive insights 45% 2016 – 2019 CAGR: +27% Digital Revenue Growth 13% Apergy’s digital offerings drive above-market revenue growth $ in millions

6 Transaction Reduces Cyclicality Compared to Stand-alone Apergy

Combined Company % Change in Peak to Trough EBITDA of (60%) Compared to (74%) for Stand-alone Apergy

- Lower decrease in peak to trough EBITDA at ChampionX driven by significant exposure to IOCs, NOCs, and International, as well as production focus
- Combined Company to benefit from expanded customer base, significant global footprint, and exposure to global oil and gas basins including offshore and oil sands

	% Change 2014 Peak to 2016 Trough EBITDA[1]	2019E EBITDA[1] as % of 2014 Peak
Combined Company	(60%)	57%
ChampionX	(51%)	58%
Apergy	(74%)	57%
Peer Median[2]	(77%)	26%

Focus on the Production Phase of the Well Results in Lower Cyclicality

[1] Adjusted EBITDA for Apergy is a non-GAAP measures. Please see the "Non-GAAP Measures" section for a reconciliation to the most directly comparable GAAP measure

[2] Peer group includes HAL, SLB, NOV, OIS, FET, and OII.

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6 Strong Financial Profile

	Apergy	ChampionX	Pro Forma Combined Company
2019 Revenue	$1.1bn	~$2.3bn	~$3.4bn
2019 Adj. EBITDA	$251m	~$350m	~$675m[1] *(With Synergies)* ~$600m *(Without Synergies)*
2019 Adj. EBITDA Margin	*22%*	*~15%*	*~20%[1] (With Synergies) ~17% (Without Synergies)*
2019 FCF to Revenue[2]	*10%*	*~10%*	*~10%*

Net Debt / Adj. EBITDA


Current Apergy[3]
Pro Forma[4]
1-Year Post-Close
~2.1x
~1.7x
~1.5x
~1.0x
Without Synergies
With Synergies[1]
Without Synergies

$75 million in annual cost synergies within 24 months of closing; plus incremental sales growth opportunities

[1] Includes ~$75m of expected potential run-rate cost synergies.

[2] Free Cash Flow, a non-GAAP measure, is defined as cash provided by operating activities minus capital expenditures. Free Cash Flow to Revenue Ratio, a non-GAAP measure, is defined as Free Cash Flow divided by Revenue. ChampionX includes standalone adjustments and pro forma interest expense assuming approximately $492m of net debt.

[3] Represents net debt of $525 million at 12/31/19 divided by adjusted EBITDA for the twelve months ended 12/31/19 of $251 million.

[4] Based on $560 million of debt and $35 million of cash at Apergy at 12/31/19, plus approximately $492 million of assumed net debt at ChampionX and Combined Company 2019E pro forma adjusted EBITDA of approximately $600 million.

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Appendix

Apergy is Present Across the Wellsite 8 1 ARTIFICIAL LIFT 1. Progressive Cavity Pumps 2. Rod Lift 3. Plunger Lift 4. ESP 5. Gas Lift 2 3 4 1 5 DIGITAL 8. IIoT Enabled Technologies 9. Optimization Software 10. Remote Monitoring 9 8 8 DRILLING TECHNOLOGIES 6. Diamond Drill Bit Inserts 7. Diamond Bearings 10 6 7 U.S. 76% Canada 6% International2 18% Revenue by Geography1 Revenue by Product Line1 Artificial Lift 61% Other Production Equipment 6% Drilling Technologies 22% Digital 12% 1 For the twelve months ended December 31, 2019. 2 International defined as outside of North America.

% Total Apergy1 Product Mix1 Geography2 Product Innovation1 Brands 2019 Revenue Overview of Drilling Technologies Industry leader in polycrystalline diamond cutters for oil & gas drilling and diamond bearings with industry reputation for innovation, quality and customer service Critical partner to customers in achieving drilling productivity 95%+ of Apergy drill bit inserts are designed to meet unique requirements and finished to exact customer specifications Well positioned to leverage industry trends – U.S. shale, horizontal drilling, increasing laterals, more difficult drilling formations Leveraging diamond science for additional growth Revenue from new products introduced in last 3 years U.S. ROW Asia Europe Polycrystalline Diamond Cutters (PDC) Other Other = bearings + mining tools Note: May not foot due to rounding. 1 Revenue for full year 2019. 2 Represents geography by sales destination for full year 2019. Drilling Technologies $247mm Bearings

Diamond Bearings Diamond bearings in downhole tools is a fast growing product line, which: Provides higher load capability Allows designs with seals, less prone to failure Longer life with lower repair cost 2015 – 2019 CAGR: 39% Product Overview: Polycrystalline Diamond Drill Bit Inserts & Bearings Polycrystalline Diamond Drill Bit Inserts State of the art custom designed and manufactured drill bit inserts Proprietary technology driven by constant innovation Uncompromising commitment to outstanding quality and superior customer service Drill Bit Inserts Drill Bit Diamond Bearings Revenue Trend

% Total Apergy1 Product Mix1 Geography1 U.S. Basin2 Recurring Revenue1 2019 Other Production Equipment Artificial Lift Digital Overview of Production & Automation Technologies Leading provider of production and automation equipment and digital solutions for global E&P operators Proven brands known for performance reliability, technology, manufacturing quality and pre and post sales support Broadest artificial lift portfolio that supports oil and gas operators over life of well Trusted partner to lower production costs for operators and optimize well efficiency Investment in New Product Development within ESP and our Digital platforms will continue to deliver share of wallet gains in the cycle and further diversify our revenue mix Global sales & service locations: 117 (North America) & 22 (Rest of World) Production & Automation Technologies Other Bakken Permian Rockies Mid-Con Rest of Americas ROW EMEA U.S. $884mm Recurring Non - Recurring Note: May not foot due to rounding. 1 Revenue for full year 2019 2 Artificial lift revenue for full year 2019

Artificial Lift Product Offering

Managing the Life Cycle of the Well

SMARTEN Controls

XSPOC™ Production Optimization Software Tools

Smarten™ Hardware (RTU/Controllers)

THETA OILFIELD SERVICES

2019 Artificial Lift Revenue $688mm	Electrical Submersible Pump (ESP)	Rod Lift	Gas Lift & Hydraulic Lift	Other [2]
	34% of Sales[1]	40% of Sales[1]	8% of Sales[1]	18% of Sales[1]
'19 Global Mkt Size	$3.7bn	$3.4bn	$0.5bn	$0.5bn

Illustrative Well Production and Optimal Form of Artificial Lift Progression



Flow Rate (bbls/d)
Time
Primary ESP
Secondary ESP
Gas Lift
Rod Lift
Plunger Lift

[1] Represents % of 2019 worldwide artificial lift product revenue.

[2] Other includes PCP and plunger lift.

Source: Kimberlite, Spears, PWC Artificial Lift Study, & management estimates.

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Revenue & Growth Rate Adjusted EBITDA & Adjusted EBITDA Margin 1 Strong Performance Through The Cycle ($ in millions) 13% (30)% (30%) 20% 34% 2016 – 2019 CAGR: +15% 29% 21% 22% 15% 24% 22% 2016 – 2019 CAGR: +29% 1 Adjusted EBITDA and adjusted EBITDA margin are non-GAAP measures. Please see the “Non-GAAP Measures” section for reconciliations to the most directly comparable GAAP measure. (7)%

Summary Segment Financial Metrics ($ in millions) Revenue Adjusted Segment EBITDA Note: Adjusted Segment EBITDA is a non-GAAP measure, please see “Non-GAAP Measures” section for reconciliation to the most directly comparable GAAP measure. 28% 21% 38% 38% 21% 15% 18% 20% Drilling Technologies Production & Automation Technologies 21% 34%

Non-GAAP Measures

Reconciliation from Net Income to Adjusted EBITDA and Adjusted EBITDA Margin ($ in millions) Note: Totals may not foot due to rounding. Adjusted EBITDA, a non-GAAP measure, is defined as net earnings (loss) excluding income taxes, depreciation and amortization, interest expense, separation and supplemental benefit costs, restructuring and other charges, environmental costs, acquisition transaction costs, intellectual property defense, extended filing costs, and royalty expense. Adjusted EBITDA Margin, a non-GAAP measure, is defined as Adjusted EBITDA divided by revenue.

Reconciliation from Net Income to Adjusted EBITDA and Adjusted EBITDA Margin ($ in millions) Note: Totals may not foot due to rounding. Adjusted EBITDA, a non-GAAP measure, is defined as net earnings (loss) excluding income taxes, depreciation and amortization, interest expense, separation and supplemental benefit costs, restructuring and other charges, environmental costs, acquisition transaction costs, intellectual property defense, extended filing costs, and royalty expense. Adjusted EBITDA Margin, a non-GAAP measure, is defined as Adjusted EBITDA divided by revenue.

Reconciliation from Segment Operating Profit to Adjusted Segment EBITDA ($ in millions) Note: Totals may not foot due to rounding. Adjusted segment EBITDA, a non-GAAP measure, is calculated by adding back deprecation and amortization expense, environmental costs, acquisition transaction costs, extended filing costs, restructuring and other charges, and royalty expense to segment operating profit (loss).

Reconciliation from Segment Operating Profit to Adjusted Segment EBITDA ($ in millions) Note: Totals may not foot due to rounding. Adjusted segment EBITDA, a non-GAAP measure, is calculated by adding back deprecation and amortization expense, restructuring and other charges, environmental costs, acquisition transaction costs, extended filing costs, and royalty expense to segment operating profit (loss).

Reconciliation from Cash Provided by Operating Activities to Free Cash Flow ($ in millions) Note: Totals may not foot due to rounding. Free Cash Flow, a non-GAAP measure, is defined as cash provided by operating activities minus capital expenditures. Free Cash Flow to Revenue Ratio, a non-GAAP measure, is defined as free cash flow divided by revenue.